UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HEALTH CARE REIT, INC.

(Name of Subject Company and Filing Person (Issuer))

4.75% Convertible Senior Notes due 2026

(Title of Class of Securities)

42217KAP1

(CUSIP Number of Class of Securities)

Erin C. Ibele Senior Vice President—Administration and Corporate Secretary 4500 Dorr Street Toledo, Ohio 43615 (419) 247-2800

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

COPIES TO:

Mary Ellen Pisanelli Shumaker, Loop & Kendrick, LLP 1000 Jackson Street Toledo, Ohio 43604 (419) 241-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$125,588,000	$14,392.38

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 4.75% Convertible Senior Notes due 2026 (the “Notes”), as described herein, is 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, December 1, 2011. As of October 31, 2011, there was $125,588,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $125,588,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction. The filing fee was paid on November 1, 2011 in connection with the filing by Health Care REIT, Inc. of the original Schedule TO.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,392.38	Filing Party:	Health Care REIT, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	November 1, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 is an amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Health Care REIT, Inc. (the “Company”) with respect to the right of each holder (each, a “Holder”) of the Company’s 4.75% Convertible Senior Notes due 2026 (the “Notes”) to sell and the obligation of the Company to purchase the Notes, as set forth in the Company Notice to Holders of 4.75% Convertible Senior Notes due 2026, dated November 1, 2011 (the “Company Notice”) and the Supplement to Company Notice to Holders of 4.75% Convertible Senior Notes due 2026, dated November 10, 2011 (the “Supplement”), and the related notice materials filed as exhibits to the originally filed Schedule TO (which related notice materials, together with the Company Notice and Supplement, collectively constitute the “Option Documents”).

This Amendment No. 2 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

This Amendment No. 2 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The right of Holders to surrender their Notes for purchase (the “Put Option”) by the Company pursuant to the Option Documents expired at 12:00 midnight, New York City time, at the end of November 30, 2011 (the “Expiration Date”). The Company has been advised by The Bank of New York Mellon Corporation, as paying agent (the “Paying Agent”), that Notes in an aggregate principal amount of $3,000 were validly surrendered for purchase and not withdrawn prior to the Expiration Date. The Company has accepted for purchase all Notes validly surrendered and not withdrawn for a purchase price in cash equal to 100% of the principal amount of these Notes, plus any accrued and unpaid interest to, but not including, December 1, 2011 (the “Repurchase Date”). The Company has delivered the aggregate purchase price of $3,000 for the accepted Notes, which includes accrued and unpaid interest, to the Paying Agent for distribution to the Holders. Following the Company’s purchase of the Notes pursuant to the Put Option, $125,585,000 in aggregate principal amount of the Notes remains outstanding.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Company Notice to Holders of 4.75% Convertible Senior Notes due 2026, dated November 1, 2011.

(a)(1)(B)**	Supplement to Company Notice to Holders of 4.75% Convertible Senior Notes due 2026, dated November 10, 2011.

(a)(5)*	Press release issued on November 1, 2011.

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 20, 2006, between the Company and the Trustee (filed with the Securities and Exchange Commission as Exhibit 4.1 to the Company’s Form 8-K filed November 20, 2006 (File No. 001-08923), and incorporated herein by reference thereto).

(d)(2)	Supplemental Indenture No. 1, dated as of November 20, 2006, between the Company and the Trustee (filed with the Securities and Exchange Commission as Exhibit 4.2 to the Company’s Form 8-K filed November 20, 2006 (File No. 001-08923), and incorporated herein by reference thereto).

(d)(3)	Exhibits 1.1, 3.1(a) through 4.1(i), 4.2(c) through 4.5, 10.3(a) through 10.12 and 10.17 of the Company’s Form 10-K filed February 25, 2011 (File No. 001-08923), and incorporated herein by reference thereto.

(d)(4)	Third Amended and Restated Dividend Reinvestment and Stock Purchase Plan (filed with the Securities and Exchange Commission on the Company’s Form S-3 (File No.: 333-166705) filed May 10, 2010, and incorporated herein by reference thereto).

(d)(5)	Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (filed with the Securities and Exchange Commission as Exhibit 3.1 to the Company’s Form 8-K filed May 10, 2011, and incorporated herein by reference thereto).

(d)(6)	Form of Amendment No. 1, dated September 1, 2011, to the Equity Distribution Agreements entered into by and between the Company and each of UBS Securities LLC, RBS Securities Inc., KeyBanc Capital Markets Inc. and Credit Agricole Securities (USA) Inc. (filed with the Securities and Exchange Commission as Exhibit 1.1 to the Company’s Form 8-K filed September 8, 2011, and incorporated herein by reference thereto).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed on November 1, 2011.
**	Previously filed with Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on November 10, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEALTH CARE REIT, INC.

By:	/s/ GEORGE L. CHAPMAN
George L. Chapman
Its:	Chairman, Chief Executive
Officer and President

Dated: December 1, 2011